

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Byron Roth
Chief Executive Officer and Chairman
Roth CH Acquisition II, Co.
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition II, Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 14, 2021**
> **File No. 001-39795**

Dear Mr. Roth:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Trade & Services


cc: Mitchell Nussbaum, Esq.